SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Final Amendment)

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SKYLINE MEDICAL INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Series A Warrants

(Title of Class of Securities)

Series A Warrants: 83084T 127

(CUSIP Number of Class of Securities)

Joshua Kornberg

Chief Executive Officer, President and Interim Chairman of the Board

Skyline Medical Inc.

2915 Commers Drive, Suite 900

Eagan, Minnesota 55121

(651) 389-4800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with copies to:

Martin R. Rosenbaum, Esq. Leah Fleck, Esq. Maslon LLP 3300 Wells Fargo Center 90 South Seventh Street Minneapolis, Minnesota 55402 Tel: 612-672-8200 Fax: 612-672-8397	Spencer G. Feldman, Esq. Olshan Frome Wolosky LLP Park Avenue Tower 65 East 55th Street New York, New York 10022 Tel: 212-451-2300 Fax: 212-451-2222

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$8,847,447.84	$890.94

* Estimated for purposes of calculating the amount of the filing fee only. Skyline Medical Inc. (the “Company”) is offering holders of the Company’s outstanding Series A Warrants for Series B Warrants. The amount of the filing fee assumes that all outstanding Series A Warrants, which could be exercised into 42,130,704 shares of common stock. The transaction value was determined by using the average of the high and low reported sales prices of the Company’s common stock underlying the Series A Warrants, as reported on The NASDAQ Capital Market on March 23, 2016, which was $0.21.

** $890.94 previously paid.

☒   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $890.94	Filing Party: Skyline Medical Inc.
Form of Registration No.: Schedule TO	Date Filed: March 24, 2016
File No. 00586172

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐   third-party tender offer subject to Rule 14d-1.

☒   issuer tender offer subject to Rule 13e-4.

☐   going-private transaction subject to Rule 13e-3.

☐   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE TO

This Final Amendment (this “Final Amendment”) relates to the Tender Offer Statement on Schedule TO (this “Schedule TO”) originally filed by Skyline Medical Inc., a Delaware corporation (“Skyline” or the “Company”) on March 24, 2016, and as amended and supplemented by Amendment No. 1 to the Schedule TO filed with the SEC on March 25, 2016. Capitalized terms used herein but not otherwise defined have the meanings set forth in the Schedule TO.

This Schedule TO, as amended, relates to the offer by the Company to all holders of the Company’s outstanding Series A Warrants (the “Series A Warrants”). The Company offered to exchange Series B Warrants (the “Series B Warrants”) to purchase shares of our common stock, par value $0.01 per share (the “Warrant Shares”), for up to an aggregate of 3,157,186 outstanding Series A Warrants. Each Series A Warrant can be exercised for one share of common stock at $4.95 per share or on a cashless basis for a variable number of shares, with the ratio depending in part on the market value of our common stock. On March 16, 2016, each Series A Warrant could be exercised on a cashless basis for 10.06 shares of common stock. For each outstanding Series A Warrant tendered by holders, we will issue 10.2 Series B Warrants, which are subject to cashless exercise at a fixed rate of one share of common stock per Series B Warrant (subject to further adjustment for stock splits, etc.).

This Final Amendment is being filed to report the results of the Offer and is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Exchange Act of 1934, as amended.

Items 1 through 11.

Items 1 through 11 of the Schedule TO and the portions of the Offer Letter referred to in such Items are hereby amended and supplemented by the following:

The Offer expired at midnight, Eastern time, on April 21, 2016. Pursuant to the Offer, Series A Warrants to purchase 58,136,148 shares of the Company’s common stock were tendered by holders of Series A Warrants. The Company will promptly deliver 18,059,671 Series B Warrants to the holders of Series A Warrants tendered in the Offer.

Item 12. Exhibits.

Item 12 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(5)(D)	Press Release dated April 25, 2016.

Item 13. Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SKYLINE MEDICAL INC.

By:	/s/ Joshua Kornberg
Joshua Kornberg
Chief Executive Officer

Date: April 25, 2016

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer Letter dated March 25, 2016.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.
(a)(1)(D)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.
(a)(5)(A)	The Company’s Annual Report on Form 10-K filed with the SEC on March 16, 2016, incorporated herein by reference.
(a)(5)(B)	Press Release dated March 11, 2016 filed on March 11, 2016 as Exhibit 99.1 to our Current Report on Form 8-K and incorporated herein by reference.
(a)(5)(C)	Press Release dated March 25, 2016.
(a)(5)(D)	Press Release dated April 25, 2016.
(b) (c)	Not applicable. Not applicable.
(d)(1)	Form of Series A Warrant Agency Agreement by and between Skyline Medical Inc. and Corporate Stock Transfer, Inc. and Form of Warrant Certificate filed on August 20, 2015 as an exhibit to our Registration Statement on Form S-1 (File No. 333-198962) and incorporated herein by reference.
(d)(2)	Specimen certificate evidencing shares of Common Stock filed on July 20, 2015 as an exhibit to our Registration Statement on Form S-1 (File No. 333-198962) and incorporated herein by reference.
(d)(3)	Form of Series A Warrant Certificate (included as part of Exhibit (d)(1)).
(d)(4)	Form of New Warrant Agency Agreement by and between Skyline Medical Inc. and Form of Warrant Certificate for Series B Warrant filed on March 25, 2016 as Exhibit 4.19 to our Registration Statement on Form S-4 and incorporated herein by reference.
(d)(5)	Form of Series B Certificate filed on March 25, 2016 in Exhibit 4.19 to our Registration Statement on Form S-4 and incorporated herein by reference.
(g)	Not applicable.
(h)	Not applicable.